Mail Stop 6010

July 18, 2005


Dustin M. Shindo
Chairman of the Board of Directors,
President and Chief Executive Officer
Hoku Scientific, Inc.
2153 North King Street, Suite 300
Honolulu, Hawaii 96819

Re:	Hoku Scientific, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
      Filed July 13, 2005
	Registration No. 333-124423

Dear Mr. Shindo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form S-1

Part II of Registration Statement

1. Please allow adequate time for review and resolution of any comments on exhibits that you have not yet filed.

Exhibit 5.1

2. We note that your counsel, in rendering its opinion, examined and relied upon, among other things, your Amended and Restated Certificate of Incorporation and Bylaws "as currently in effect" and that the date of the opinion is July 12, 2005. We also note that you have filed as exhibits to your registration statement a form of Amended and Restated Certificate of Incorporation and a form of Amended and Restated Bylaws that will each be effective upon the closing of your offering. Please file an opinion which addresses the legality of the shares to be issued under the certificate of incorporation and bylaws that will be in effect upon the closing of your offering.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

      Sincerely,



      Russell Mancuso
      Branch Chief


cc:	Timothy J. Moore, Esq.
	John T. McKenna, Esq.
	Nicole C. Deiger, Esq.
	Scott B. Paul, Esq.
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Dustin H. Shindo
Hoku Scientific, Inc.
July 18, 2005
Page 2